United States securities and exchange commission logo





                             June 29, 2022

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road
       San Diego, CA 92154

                                                        Re: Hempacco Co., Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 16, 2022
                                                            File No. 333-263805

       Dear Mr. Piancone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 16,
2022

       Prospectus Summary, page 4

   1. Please revise your summary to prominently disclose the company's history of net losses, accumulated deficit,
going concern opinion and current liquidity condition, including cash on hand and the extent
to which current liabilities exceed your current assets as of March
                                                        31, 2022.
       Risk Factors, page 11

   2. We note the disclosure on page 11 that "We have listed below ... what we believe to be the most significant risk
factors applicable to us." Please ensure that you have disclosed all material risks, such as
the ability of Green Globe International, Inc. to make advances to
 Sandro Piancone
Hempacco Co., Inc.
June 29, 2022
Page 2
         you and litigation concerning Green Globe International that may affect such ability. In this regard, we note your new disclosure on page F-34 that Green Globe made cash advances to you totaling $188,055 during the three-month period ended March 31, 2022.
Dilution, page 30

3. Your disclosure indicates that "a $1.00 increase or decrease in the assume public offering
         price...would increase or decrease [y]our pro forma net tangible book value(deficit), as adjusted to give effect to this offering, to $0.83 per share." This appears correct for an increase in the offering price, but for a decrease in the price, it would change your pro forma net tangible book value per share to $0.57 per share. Please revise your statemen to indicate the $0.13 per share increase that would result from a $1.00 increase or decrease in the offering price.
Certain Relationships and Related Party Transactions, page 51

4. Please update the disclosure in this section. In this regard, we note the reference to a
         "summary of transactions during the fiscal years ending December 31, 2021 and 2020."
         However. this section does not mention transactions with related parties in 2022. For example, we note that this section does not mention the general and administrative expenses concerning related parties disclosed on page F-22 and the promissory note issued in 2022 to a related party for $50,000 disclosed in Note 9 on page F-32. Also, file the promissory note as an exhibit.
Determination of Offering Price, page 63

5. Please tell us, with a view to disclosure whether the "other factors deemed relevant"
         mentioned on page 63 included the sale by the company of 1,300,000 shares of common stock at $1.00 per share in December 2021 and 208,000 shares of common stock at $2.00 per share in April 2022. Also, reconcile the disclosure in this section about the "number of factors" considered with the disclosure on page 24 that "We established the offering price .... This valuation is highly speculative and arbitrary."
Note 2 - Significant Accounting Policies
Non-Controlling Interest, page F-29

6. Please further clarify your statement that you issued 1,300,000 common shares in
       December 2021 and then also state that it was a "public offering by a subsidiary." In this regard, it is unclear whether Hempacco issued the shares or a subsidiary of Hempacco and
FirstName LastNameSandro Piancone
       where the minority interest is recorded. Your response should clearly identify the
Comapany    NameHempacco
       accounting             Co., Inc.
                    for the minority interest and the accounting literature that supports the basis for2022
June 29,   yourPage
                 conclusions.
                      2
FirstName LastName
 Sandro Piancone
FirstName
Hempacco LastNameSandro Piancone
           Co., Inc.
Comapany
June       NameHempacco Co., Inc.
     29, 2022
June 29,
Page 3 2022 Page 3
FirstName LastName
Note 6 - Intangible Assets, page F-31

7. We note that you adopted a policy of capitalizing the value of warrants offered to joint venture partners and have recognized such warrants as intangible assets on your balance sheet. Please tell us and revise to disclose the asset(s) received for the consideration of the warrants and specific references to accounting literature that supports the basis for your conclusions for capitalization as assets as it does not seem appropriate to capitalize costs for creation of intangible warrants assets resulting from inducements to enter into agreements, but rather, these costs appear to be expenses that should be recorded in the income statement. Revise your financial statements and disclosures accordingly.
Financial Statements
Notes to the Condensed Consolidated Financial Statements
Note 12 - Related Party Transactions, page F-34

8. Please revise to explain how GGII made cash advances to Hempacco considering statements on page 5 that GGII is a shell company that was insolvent with no current assets, a working capital deficit and nominal operations.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore,
Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Lance Brunson, Esq.